GIVEN IMAGING

For Immediate Release
For further information contact:

Yoram Ashery                        or                 Fern Lazar/David Carey
Given Imaging Ltd.                                     Lazar Partners Ltd.
                                                       1-(866) GIVEN-IR
                                                       flazar@lazarpartners.com/
                                                       dcarey@lazarpartners.com

               GIVEN IMAGING ANNOUNCES THIRD QUARTER 2003 RESULTS
    - Sales for the nine month period up 41% over comparable period in 2002 -
              - Reduced loss per share to $(0.08) - in the quarter

Yoqneam, Israel, October 29, 2003 - Given Imaging Ltd. (NASDAQ:GIVN), today announced third quarter and nine month results for the period ended September 30, 2003.

Worldwide sales of its Given(R) Diagnostic System and M2A(R) capsules reached $9.7 million in the third quarter of 2003, representing a 30% increase over sales in the third quarter of 2002. Gross profit was 63.0% of revenues, compared to 58.7% in the third quarter of 2002. Net loss continued to decline to $2.1 million or $(0.08) per share in the third quarter of 2003, compared to a net loss of $3.9 million or $(0.16) per share in the third quarter of 2002. The cash burn rate declined to $1.4 million in the quarter compared to $7.8 million during the third quarter of 2002. The cash balance at the end of the quarter was $24.5 million.

For the nine month period ended September 30, 2003, sales were $28.0 million reflecting a 41% increase over the same period in 2002. Gross profit increased to 65.1% of revenues from 55.4% in the first nine months of 2002. Operating expenses in the first nine months of 2003 increased by less than 8% to $28.0 million, compared to $26.0 million in the same period in 2002. Net loss for the first nine months of 2003 was reduced to $9.0 million or $(0.35) per share, compared to a net loss of $14.6 million or $(0.58) per share for the same period in 2002.

"Our financial results this quarter reflect the success of initiatives taken earlier this year to control costs, and reduce our net loss and cash burn rate," said Gavriel D. Meron, President and CEO of Given Imaging. "Two major events occurred during the quarter that significantly improved the market environment for capsule endoscopy: receiving clearance from the FDA to remove the adjunctive label supporting our efforts in establishing capsule endoscopy as a first-line diagnostic tool, and being assigned a permanent Current Procedural Terminology
(CPT) code from the American Medical Association (AMA)."

Third Quarter 2003 Revenue Analysis

The geographic breakdown of third quarter 2003 sales is as follows:

(Millions of U.S. dollars)
United States          $6.5
Europe and ROW         $3.2

During the quarter, worldwide M2A capsule sales grew to 13,400, more than double the 6,500 sold in the third quarter of 2002. Capsule sales in the third quarter accounted for 62% of total revenue compared to 38% in the third quarter of 2002.

Sales of Given(R) Diagnostic Systems totaled 122 for the third quarter of 2003, less than the 188 systems sold in the third quarter of 2002, mainly due to reduced sales to our distributors in the Far East.

Third Quarter Highlights

During the third quarter, Given Imaging accomplished the following milestones:

     - FDA cleared the removal of the "adjunctive tool" qualifier, allowing physicians to establish the Given Diagnostic System as a first line tool in the detection of abnormalities of the small bowel.

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

     - AMA assigned a permanent CPT code (CPT 91110) for reimbursement of capsule endoscopy effective as of January 1, 2004. The reimbursement value of the new code is expected to be published by the Center for Medicare and Medicaid Services (CMS) as part of the 2004 physician fee schedule.

     - The public healthcare systems of Denmark and Sweden established budgets for reimbursing capsule endoscopy in cases of suspected Crohn's disease, tumors and small bowel bleeding. The Government of Australia also approved reimbursement of capsule endoscopy in cases of suspected small bowel bleeding.

     - In the United States, Blue Cross / Blue Shield of Texas announced coverage for capsule endoscopy procedures for suspected small bowel pathology. Additional payers covering a total of 11 million lives announced coverage for suspected small bowel bleeding.

     - The Company participated at the Asia Pacific Digestive Week in Singapore and the Pan American Digestive Disease Week in Uruguay.

Third Quarter Webcast Information

Given Imaging will host a live webcast tomorrow, October 30, 2003, at 9:00 am ET, 4:00 pm Israel time. The call will be broadcast live on Given Imaging's web site at www.givenimaging.com.

                                      # # #

                            (Financial tables follow)

                               Given Imaging Ltd. and its Consolidated Subsidiaries
                                           Consolidated Balance Sheets
                                    U.S. $ in thousands except per share data

                                                                         September 30,               December 31,
                                                                 -----------------------------       ------------
                                                                    2003              2002              2002
                                                                 -----------       -----------       ------------
                                                                 (Unaudited)       (Unaudited)       (Audited)
                                                                 -----------       -----------       ------------
Assets
Current assets
Cash and cash equivalents                                        $  24,476         $  42,508        $   35,792
Accounts receivable:
  Trade                                                              5,817             5,089             6,865
  Other                                                                377             1,282             1,485
Inventories                                                         10,321             7,898            10,659
Prepaid expenses                                                     1,019             1,160             1,234
Advances to suppliers                                                   20                 6                24
                                                                 ---------         ---------        ----------
Total current assets                                                42,030            57,943            56,059
                                                                 ---------         ---------        ----------

Deposits                                                               245               135               192

Assets held for severance benefits                                     901               573               674

Fixed assets, at cost, less accumulated depreciation                10,024             9,183             9,967

Other assets, at cost, less accumulated amortization                 2,046             1,670             1,836
                                                                 ---------         ---------        ----------
Total assets                                                     $  55,246         $  69,504        $   68,728
                                                                 =========         =========        ==========

Liabilities and shareholders' equity

Current liabilities
Current installments of obligation under capital lease           $      45         $      55         $      56
Accounts payable:
  Trade                                                              1,955             3,346             4,990
  Other                                                              4,585             5,341             6,279
Related parties                                                          -                35                35
Deferred revenue                                                       816               570               727
                                                                 ---------         ---------        ----------
Total current liabilities                                            7,401             9,347            12,087
                                                                 ---------         ---------        ----------

Long-term liabilities
Obligation under capital lease, net                                      7                62                47
Liability for employee severance benefits                            1,067               726               835
                                                                 ---------         ---------        ----------
Total long-term liabilities                                          1,074               788               882
                                                                 ---------         ---------        ----------
Total liabilities                                                    8,475            10,135            12,969
                                                                 ---------         ---------        ----------

Minority interest                                                    2,052             2,209             2,182
                                                                 ---------         ---------        ----------

Shareholders' equity                                                44,719            57,160            53,577
                                                                 ---------         ---------        ----------
Total liabilities and shareholders' equity                       $  55,246         $  69,504        $   68,728
                                                                 =========         =========        ==========

                                      Given Imaging Ltd. and its Consolidated Subsidiaries
                                             Consolidated Statements of Operations
                                           U.S. $ in thousands except per share data

                                                                    Nine month period        Three month period      Year ended
                                                                         ended                     ended              December
                                                                      September 30,             September 30,           31,
                                                                 ------------------------  ------------------------  ----------
                                                                    2003         2002         2003         2002        2002
                                                                 -----------  -----------  -----------  -----------  ----------
                                                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Audited)
Revenues                                                         $   28,005   $   19,854   $    9,682   $   7,459   $   28,904
Cost of revenues                                                     (9,771)      (8,855)      (3,581)     (3,081)     (11,907)
                                                                 -----------  -----------  ----------- ----------- -----------

Gross profit                                                         18,234       10,999        6,101       4,378       16,997
                                                                 -----------  -----------  ----------- ----------- -----------

Operating expenses

Research and development, gross                                      (5,264)      (6,570)      (1,526)     (2,261)      (8,609)
Royalty bearing participation                                         1,005            -          314           -            -
                                                                 -----------  -----------  ----------- ----------- -----------

Research and development, net                                        (4,259)      (6,570)      (1,212)     (2,261)      (8,609)

Sales and marketing expenses                                        (19,738)     (16,111)      (6,219)     (5,287)     (22,681)
General and administrative expenses                                  (4,024)      (3,284)      (1,233)       (970)      (4,749)
                                                                 -----------  -----------  ----------- ----------- -----------

Total operating expenses                                            (28,021)     (25,965)      (8,664)     (8,518)     (36,039)

Operating loss                                                       (9,787)     (14,966)      (2,563)     (4,140)     (19,042)
Financing income, net                                                   627        1,111          573         105        1,469
Other income (expenses), net                                              -         (707)           -          20         (711)
                                                                 -----------  -----------  ----------- ----------- -----------

Loss before taxes on income                                          (9,160)     (14,562)      (1,990)     (4,015)     (18,284)
Taxes on income                                                           -            -            -           -            -
                                                                 -----------  -----------  ----------- ----------- -----------

Loss before minority share                                           (9,160)     (14,562)      (1,990)     (4,015)     (18,284)

Minority share in losses (profits) of subsidiary                        130          (53)         (67)         65          (26)
                                                                 -----------  -----------  ----------- ----------- -----------

Net loss                                                         $   (9,030)  $  (14,615)   $  (2,057)   $ (3,950)  $  (18,310)
                                                                 ===========  ===========   ==========   ========= ============

Basic and diluted loss per Ordinary Share                        $    (0.35)  $    (0.58)   $   (0.08)   $  (0.16)  $    (0.79)
                                                                 ===========  ===========   ==========   ========= ============

Weighted average number of Ordinary Shares
 outstanding used in basic and diluted loss per
 Ordinary Share calculation                                      25,456,461   25,144,913   25,532,223  25,174,913  25,182,563
                                                                 ===========  ===========  =========== =========== ===========

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